

April 17, 2014

<u>Via E-mail</u>
Ross J. Crane
Executive Vice President and Chief Financial Officer
Nexeo Solutions Holdings, LLC
3 Waterway Square Place
Suite 1000
The Woodlands, TX 77380

      Re: **Nexeo Solutions Holdings, LLC**
               Form 10-K for the Fiscal Year Ended September 30, 2013
               Filed December 16, 2013
               File No. 333-179870-02

Dear Mr. Crane:

      We refer you to our comment letter dated March 25, 2014 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Gabriella Garcia
       Assistant Controller

       Pamela Long
       Assistant Director
       Division of Corporation Finance